September 10, 2024

Toby Guanhua Wu
Chief Financial Officer
Aesthetic Medical International Holdings Group Limited
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Limited
           20-F for Fiscal Year Ended December 31, 2023
           Response dated August 27, 2024
           File No. 001-39088
Dear Toby Guanhua Wu:

       We have reviewed your August 27, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Response, filed August 27, 2024
Item 3.D. Risk Factors
Risks relating to doing business in the PRC, page 26

1. We note your response to prior comment 6 and the statement you plan to add to page
       27: "However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future." Please revise this statement so that it is clear that the legal and operational risks associated in operating in the PRC apply to your present operations in Hong Kong.
 September 10, 2024
Page 2

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services